Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

                                                                October 4, 2006


                        Turkcell Iletisim Hizmetleri A.S.
    Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 1-15092)
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Dear Ms. Blye:

         We refer to the Staff's comment letter dated September 26, 2006, relating to the Form 20-F for the fiscal year ended December 31, 2005 (the "Form 20-F") of Turkcell Iletisim Hizmetleri A.S. ("Turkcell").

         Please be advised that Turkcell is currently working on a detailed
response together with its SEC counsel.   Turkcell's detailed response will need
to be reviewed internally. Turkcell expects to be able to respond to the Staff's comments on the Form 20-F in a detailed manner by October 31, 2006.

         Very truly yours,



         Serkan Okandan
         Chief Financial Officer

         /s/ Serkan Okandan

         Koray Ozturkler
         Head of Investor Relations

         /s/ Koray Ozturkler



cc: Larry Spirgel, Assistant Director, Division of Corporation Finance Pradip Bhaumik, Attorney-Advisor, Division of Corporation Finance
         - United States Securities and Exchange Commission, Washington D.C.